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                                                   -----------------------------
                                                   GERALD ADLER
                                                   gerald.adler@dechert.com
                                                   +1 212 698 3679 Direct
                                                   +1 212 698 0479 Fax

January 26, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  John Reynolds
            Duc Dang

Re:      Renaissance Acquisition Corp.
         Registration Statement on Form S-1 File No. 333-134444
         ------------------------------------------------------

Ladies and Gentlemen:

         At the request of Renaissance Acquisition Corp., a Delaware corporation
(the "Company"), we are responding to comments raised by the Staff of the
Securities and Exchange Commission (the "Commission") in the comment letter dated January 24, 2007 from John Reynolds of the Commission to Barry Florescue,
Chairman and Chief Executive Officer of the Company relating to the Registration
Statement on Form S-1 of the Company initially filed with the Commission on May
24, 2006 and amended on July 13, 2006, September 19, 2006, January 4, 2007,
January 17, 2007 and January 23, 2007 (the "Registration Statement").

         The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

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Comments and Responses:

GENERAL

1.   Comment: We note the additional disclosure concerning limit orders. We understand that part of Landenburg's compensation is contingent upon the consummation of an acquisition and that Ladenburg may provide additional services in connection with an acquisition. See page 64. Also, Exhibit
     10.15 appears to indicate that the broker/dealer under the limit order plan is "independent". Please tell us why Ladenburg is considered "independent"
     in light of the contingent compensation payable to Ladenburg and the possibility that it may provide additional services. In addition, please explain how the limit order purchase plan complies with Rule 10b5-1, Rule
     10b-l8 and Regulation M under the Exchange Act.

          Response: We did not intend to refer to Ladenburg Thalmann & Co. Inc.
     ("Ladenburg") as an "independent" broker-dealer in the context of this offering. We simply meant to indicate that the broker-dealer effectuating the purchases would be either Ladenburg, R.M. Stark & Co. ("R.M. Stark") or an independent broker-dealer mutually agreed upon by Ladenburg and Mr.
     Florescue and each of the parties has confirmed that interpretation of the language of such agreement. Ladenburg has confirmed to Mr. Florescue that if it executes the purchases called for by such agreement, it may not be acting in an independent capacity. In addition, we have revised the disclosure in the prospectus to clarify that Ladenburg may not be acting in an independent capacity.

          With respect to the Staff's question as to how the trading plan complies with Rule 10b5-1, Rule 10b-18 and Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please be advised as follows:

          Rule 10b5-1. The trading plan is structured in accordance with Rule
     10b5-1 promulgated under the Exchange Act. As the Company does not have any specific business combination under consideration and it has not (nor has anyone on its behalf) contacted any prospective target business or had any discussions, formal or otherwise, with respect to such a transaction, Mr.
     Florescue is entering into the trading plan at a time that he is not in possession of any material non-public information. The trading plan instructs Ladenburg, R.M. Stark or an independent broker-dealer mutually designated by Ladenburg and Mr. Florescue (hereinafter referred to as the
     "Broker") to place a limit order for the purchase of

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     (i) a specified amount of securities ($12 million worth of common stock)
     (ii) at a specified maximum price (a price not to exceed the per share amount held in the Company's trust account as reported in the Company's
     Current Report on Form 8-K announcing its execution of a definitive agreement for a business combination ("Signing 8-K")) at (iii) a specified time (at any time commencing 10 business days after the Company files the
     Signing 8-K with the SEC and ending on the business day immediately preceding the record date for the meeting of stockholders at which the business combination is to be approved). Mr. Florescue has no discretion as to when the purchases take place and at what prices they are made.
     Therefore, we believe the trading plan is in full compliance with Rule
     10b5-1.

          Rule 10b-18. The trading plan requires that the Broker make all purchases in accordance with Rule 10b-18 promulgated under the Exchange Act so as to avoid any potential market manipulation issues. As the Broker has agreed to the terms of the trading plan and executed such plan, the Broker is bound to fully comply with Rule 10b-18, including the requirements set forth in Rule 10b-18(a)(13)(iv) relating to purchases effected during the period from the time of a public announcement of, until the completion of, a merger, acquisition or similar transaction.

          Regulation M. Regulation M restricts the purchase of securities while a distribution of securities is ongoing. The trading plan contemplates that
     Mr. Florescue's purchases will take place after the execution of a definitive agreement for a business combination. Assuming that the Company is not issuing securities to the target business in such business combination, no distribution of securities exists. However, if a portion of the consideration to be issued to the target business is securities, blank check companies typically structure their definitive agreements to require the target business' stockholders to have approved the proposed business combination prior to, or at the time of, the execution of such definitive agreement. Accordingly, we do not anticipate that a distribution of securities will exist. Notwithstanding the foregoing, if the target business has not obtained such approval at, or prior to, the signing of the definitive agreement and a distribution of securities is still ongoing, the trading plan requires the Broker to comply with all securities laws.
     Accordingly, such purchases could not take place as long as a distribution is ongoing as it would be a violation of Regulation M.

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          In respect of the current offering being considered a distribution,
     Rule 100 defines "restricted period" as "the period beginning on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person's completion of participation in the distribution."
     Accordingly, the "restricted period" commences five business days prior to the date the offering is declared effective by the SEC (which is the time that the final determination of the offering price is made). As the parties executed the purchase plan more than 5 business days prior to the date hereof, the bid was made outside the restricted period and does not violate
     Regulation M.

2.   Comment: In connection with comment one, please explain the reason for setting the limit purchase price equal to the per share amount held in the trust account. Also, please revise the appropriate sections to explain how the limit order purchases would impact Mr. Florescue's influence upon approval of a business combination.

          Response: .In blank check companies similar to the Company, public stockholders have the right to seek conversion of their shares if they are unhappy with a proposed transaction or may vote against the transaction with the expectation that the blank check company would be liquidated.
     Rather than sell in the open market at an amount that may be lower than the pro rata portion of the trust amount, a stockholder could logically wait until the blank check company is looking to complete a business combination and request conversion of its shares at that time. An alternative and quicker method for such a stockholder to receive the same (or a higher) per share amount would be for such stockholder to sell his shares in the open market, provided there are buyers for such stockholder's shares. The minimum price that such a stockholder will typically seek to obtain will be the per share amount held in the trust account (as this is the same price he could obtain by seeking conversion from the company at a later date). It was therefore determined the per share amount held in the Company's trust account at the time of the Signing 8-K was the proper price for Mr.
     Florescue's purchases - if a stockholder wanted to sell his shares as an alternative to seeking conversion rights at a later time, Mr. Florescue would, subject to compliance with Rule 10b-18 and Regulation M, purchase his shares at the same price he would receive at such later date.

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          We currently indicate in the risk factor titled "Our existing stockholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring a stockholder vote." that Mr. Florescue's purchases may result in the
     Company's existing stockholders controlling a substantial interest in the
     Company, thereby allowing them to influence certain actions requiring a stockholder vote. We have revised the above referenced risk factor, and similar disclosure through the prospectus as applicable, to clarify that such interest may have the effect of influencing the approval of a business combination.

     We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at
(212) 698-3679.

Sincerely,

/s/ Gerald Adler
----------------

Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc: Barry W. Florescue, Chairman and Chief Executive Officer

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